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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDIANA SECURITIES, LLC *of Indianapolis LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. MERIDIAN STREET

(No. and Street)

INDIANAPOLIS, IN 46202

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK NEESE - 317-632-6000

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___FRANK NEESE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SCH ENTERPRISES, INC._____, as of ___DECEMBER 31_____, 20__14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGING MEMBER
_____
Title

Dawn L. Barringer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANA SECURITIES, LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2014



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDIANA SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2014

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT

The Members Of
INDIANA SECURITIES, LLC
INDIANAPOLIS, INDIANA

Report on the Financial Statements

We have audited the accompanying financial statements of INDIANA SECURITIES, LLC, an Indiana limited liability company, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INDIANA SECURITIES, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

INDIANA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 354,182	$ 323,598
Accounts receivable	9,739	3,801
TOTAL ASSETS	$ 363,921	$ 327,399
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 4,920	$ 9,165
TOTAL LIABILITIES	4,920	9,165
STOCKHOLDERS' EQUITY		
Members equity	$ 25,000	$ 25,000
Retained earnings	334,001	293,234
TOTAL STOCKHOLDERS' EQUITY	359,001	318,234
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 363,921	$ 327,399

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INDIANA SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Commissions and fees	$ 88,387	$ 131,039
Underwriting reveneues	632,520	492,000
Interest income	2,686	-
TOTAL REVENUE	723,593	623,039
EXPENSES		
Employee compensation and benefits	206,247	245,278
Occupancy expenses	10,114	10,392
Communications and data processing	2,080	1,821
Administrative expenses	19,516	11,810
Legal and professional fees	51,986	50,682
TOTAL EXPENSES	289,943	319,983
Net Income (Loss)	$ 433,650	$ 303,056

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INDIANA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	Member's Eqity	Retained Earnings	Total
Balance at January 1, 2013	$ 25,000	$ 40,178	$ 65,178
Additional Paid In Capital	-	-	-
Stock Issue	-	-	-
Member Distributions	-	(50,000)	(50,000)
Net Income	-	303,056	303,056
Balance at December 31, 2013	$ 25,000	$ 293,234	$ 318,234
Additional Paid In Capital	-	-	-
Stock Issue	-	-	-
Member Distributions	-	(392,883)	(392,883)
Net Income	-	433,650	433,650
Balance at December 31, 2014	$ 25,000	$ 334,001	$ 359,001

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INDIANA SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 433,650	$ 303,056
(Increase) decrease in operating assets:		
Accounts receivable	(5,938)	30
Increase (decrease) in operating liabilities:		
Accounts payable	(4,245)	5,429
Net Cash Provided by (Used in) Operating Activities	423,467	308,515
CASH FLOWS FROM INVESTING ACTIVITIES		
Member Distributions	(392,883)	(50,000)
Net Cash Provided by (Used in) Operating Activities	(392,883)	(50,000)
Net increase (decrease) in cash	30,584	258,515
Cash - beginning of year	323,598	65,083
Cash - end of year	$ 354,182	$ 323,598
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ -	$ -

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INDIANA SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECEMBER 31, 2014 AND 2013

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Indiana Securities, LLC (the Firm) was formed on January 1, 1998 as a Limited Liability Corporation in the State of Indiana. The Firm is engaged in various securities trading, brokerage, investment management, and advisory activities serving a diverse group of clients. The trading and brokerage activities are provided through the Firm's fully-disclosed correspondent relationship with RBC Correspondent Services. The Firm also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2014 and 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2012 and 2011. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2014 and 2013, $0 and $0 of advertising costs were incurred.

h. Income Taxes—The Firm is a limited liability company, it is not subject to federal, state and local income taxes, and accordingly, no provision for incomes taxes is required. The members include their share of net income or loss in their individual income tax return

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2014 and 2013 there were no payables to accrue.

NOTE 3: LEASES

The Firm leases office space equipment of a related organization and accordingly, incurred expenses paid to such organization amounting to approximately $0 for the years ended December 31, 2013 and 2012.

NOTE 4: LINE OF CREDIT

The Firm has an established line of credit with their financial institution in the amount of $25,000. Throughout the year and there were no draws on this line of credit. The outstanding balance of this line of credit was $0 at December 31, 2014

.NOTE 5: INCOME TAX EXPENSE

The Firm is treated as a partnership for tax purposes. In lieu of partnership income taxes, the members of the LLC are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2014 and 2013.

The firm's federal and state income tax returns for 2011 through 2014 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c301), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2014, the Firm's net capital was $359,001 which was $354,001 in excess of its minimum net capital requirement. There are no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2014.

NOTE 4: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, that date on which the financial statements were available to be issued.


INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Members of
INDIANA SECURITIES, LLC
INDIANAPOLIS, INDIANA

We have audited the financial statements of INDIANA SECURITIES, LLC as of and for the year ended December 31, 2014, and our report thereon dated FEBRUARY 25, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

INDIANA SECURITIES, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

Schedule I

Total ownership equity from Statement of Financial Condition	$	359,001
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		359,001
Haributs on securities		-
Net Captial before haricuts on securities positions	$	359,001
Aggregate indebtedness	$	4,920
Net captial required based on aggregate indebtedness (6-2/3%)	$	328

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Excess Net Capital	$	354,001
Total aggregate indebtedness		
(a) - 10% of total aggregate indebteness	$	492
(b) - 120% of minimum net capital requirements	$	6,000
Net Capital less the greater of (a) or (b)	$	353,001
Percentage of Aggregate Indebtedness to Net Capital		1.37%



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT		"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
1901 Kossuth Street	Lafayette, IN 47905	765-588-4335		e@edwardoppermancpa.com	www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
INDIANA SECURITIES, LLC
INDIANAPOLIS, INDIANA

In planning and performing our audit of the financial statements of INDIANA SECURITIES, LLC as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered INDIANA SECURITIES, LLC'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of INDIANA SECURITIES'S internal control. Accordingly, we do not express an opinion on the effectiveness of INDIANA SECURITIES, LLC'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by INDIANA SECURITIES, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because INDIANA SECURITIES, LLC. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of INDIANA SECURITIES, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

12 | P a g e   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that INDIANA SECURITIES, LLC'S practices and procedures, as described in the second paragraph of this report, were adequate at FEBRUARY 1, , to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
<Release Date>



The Members of
INDIANA SECURITIES, LLC
INDIANAPOLIS, INDIANA

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
<Release Date>


Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members of
INDIANA SECURITIES, LLC
INDIANAPOLIS, INDIANA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by INDIANA SECURITIES, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating INDIANA SECURITIES, LLC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). INDIANA SECURITIES, LLC.'s management is responsible for INDIANA SECURITIES, LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2014 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
<Release Date>